EXHIBIT 3.4


                                 SAUL EWING LLP
                            100 SOUTH CHARLES STREET
                         BALTIMORE, MARYLAND 21201-2773


                                   May 9, 2002


Van Kampen Funds Inc.
1 Parkview Plaza
P.O. Box 5555
Oakbrook Terrace, Illinois 60181-5555


              Re: Van Kampen Focus Portfolios, Municipal Series 377
            (Maryland Investors' Quality Tax-Exempt Trust, Series 89)
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Ladies and Gentlemen:

         We have acted as special Maryland counsel to you as sponsor (the "Sponsor") of the Van Kampen Focus Portfolios, Municipal Series 377 (the "Fund") which contains an individual trust consisting of Maryland securities (the "Bonds") designated as Maryland Investors' Quality Tax-Exempt Trust, Series 89 (the "Maryland Trust"). You have asked that we, acting in such capacity, render an opinion to you with respect to certain matters relating to the tax treatment, under the state and local income tax laws of Maryland, of the Maryland Trust and of the units of fractional undivided interest in the Maryland Trust (the "Units") to be issued pursuant to a Registration Statement on Form S-6 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (File No. 333-87494) (the "Registration Statement").

         As a basis for our opinions, we have examined such provisions of Maryland law as we considered relevant. We are relying on the opinion of Chapman and Cutler, counsel to the Sponsor, as to the federal income tax consequences of an investment in the Maryland Trust of the Fund.

         Each Unit represents a fractional undivided interest in the Maryland Trust. In the opinion of Chapman and Cutler, for federal tax purposes:

                   (a) interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 will retain its status when distributed to holders of Units ("Unitholders");

                   (b) each Unitholder is considered to be the owner of a pro rata portion of the Maryland Trust under subpart E, subchapter J of chapter 1 of the Internal Revenue Code of 1986, as amended; and

                   (c) each Unitholder will have a taxable event when the Maryland Trust disposes of a Bond or when the Unitholder redeems or sells his Units.

         It is our understanding, and the following opinions assume, that the Maryland Trust consists of debt obligations issued by the State of Maryland, the Government of Puerto Rico, and their political subdivisions or authorities and that, in the opinion of recognized bond counsel (delivered on the date of issuance of the obligations), the interest on such obligations generally would not be includable in gross income for federal income tax purposes (except in certain limited circumstances referred to in the Prospectus included within the Registration Statement) if paid directly to a Unitholder. The term "Bonds" as used in the following opinions means only those obligations. We have not made any review of the proceedings relating to the issuance of the Bonds or the basis of the opinions of bond counsel with respect to the exclusion of the interest thereon from gross income for federal income tax purposes.

         It is our further understanding, and the following opinions assume, that the Maryland Trust will have no income other than (i) interest income on the Bonds and (ii) gain on the disposition of the Bonds, and that all of the income of the Maryland Trust, less expenses and fees, will be distributed currently to the Unitholders.

         Based on the foregoing, it is our opinion that:

                    1. For Maryland State and local income tax purposes, the Maryland Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income distributed to Unitholders will not be subject to Maryland State and local income taxation.

                    2. To the extent that interest and accrued original issue discount derived from the Maryland Trust by a Unitholder with respect to the Bonds is excludable from federal gross income, such interest will not be subject to Maryland state or local income taxes. Interest paid to a "financial institution" will not be subject to the Maryland Franchise Tax.

                    3. In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.

                    4. Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the taxable base of Unitholders for Maryland state and local income taxation purposes. However, Maryland defines the taxable net income of individuals as federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in federal adjusted gross income or federal taxable income, as the case may be, which is realized from the disposition of Bonds by the Maryland Trust. Consequently, by making that modification, a Unitholder who is entitled to make the subtraction modification will not be subject to Maryland state or local income tax with respect to gain realized upon the disposition of obligations issued by the State of Maryland and its political subdivisions by the Maryland Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

         We have not been asked for, nor are we rendering, any opinion as to the treatment of the Maryland Trust and of the Units under the Maryland inheritance and estate tax laws.

         We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to this firm in the Prospectus included in the Registration Statement.

                                                               Very truly yours,


                                                   Saul, Ewing, Weinberg & Green